

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 14, 2022

James Dimon
Chairman of the Board and Chief Executive Officer
JPMorgan Chase & Co.
4 New York Plaza
New York, NY 10004

Re: JPMorgan Chase & Co.
Registration Statement on Form S-1
Filed March 4, 2022
File No. 333-263304

Dear Mr. Dimon:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Eric Envall at (202) 551-3234 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance